CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

August 29, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2011
Filed April 30, 2012
Responses dated July 9, 2012 and August 13, 2012
File No. 001-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated August 14, 2012 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”), filed with the Commission on April 30, 2012. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 20-F for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1.	We note your response to comment four in our letter dated July 16, 2012. You propose to retitle the line item “Operating income” to “Operating income before other expenses, net.” Please confirm that you also intend to retitle the line item “Operating income after other expenses, net” to “Operating income.”

RESPONSE: The Company notes for the Staff that the Company has used the line item “Operating income” (which, in accordance with the Staff’s earlier comment, the Company has proposed to retitle as

“Operating income before other expenses, net”) for many years, including before the Company’s transition to IFRS, and it is well known to the investors and other parties reading the Company’s financial statements that such line item excludes other expenses, net. The Company strongly believes that it would cause confusion to such users of the financial statements if the Company suddenly retitles a different line item with the name previously given to another. Moreover, in the Company’s debt agreements and related financial covenants, with the Company’s lenders having full knowledge of what exactly is in each line item and in agreement with such lenders, the current sub-total of “Operating income” was defined as the basis to determine Operating EBITDA by adding back depreciation and amortization expense to such sub-total. Therefore, the Company cannot predict the negative effects and confusion that could result pursuant to such debt agreements and related covenant calculations if a different line item were now retitled to “Operating income.”

Considering the reasons mentioned above, the Company intends to continue the use of the line item “Operating income after other expenses, net.” Therefore, the Company respectfully notes for the Staff that the Company’s intention in future filings is to use the following two terms: “Operating income before other expenses, net” and “Operating income after other expenses, net.”

Notes to the Financial Statements

Note 14. Goodwill and Intangible Assets

14B) Analysis of Goodwill Impairment, page F-43

2.	We note your response to comment eight in our letter dated July 16, 2012. In a similar manner to your responses to comments 17 and 19 in our letter dated June 7, 2012 as well as your response to comment eight in our letter dated July 16, 2012, please expand your disclosures to clarify what your cash-generating units are and correspondingly how you determined it was appropriate to aggregate these units to the operating segment level pursuant to paragraph 80 of IAS 36. Please show us in your supplemental response what the revisions will look like in future filings.

RESPONSE: The Company notes the Staff’s comment and, considering the Company’s previous responses of July 9 and August 13, the Company will disclose information such as the following with respect to its cash-generating units and impairment testing in future filings in order to enhance the Company’s disclosure. For the Staff’s ease of reference, new wording as compared to the Company’s note included in its 2011 annual financial statements is underlined:

14B)	ANALYSIS OF GOODWILL IMPAIRMENT

CEMEX is engaged in the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. The geographic operating segments reported by CEMEX (note 3 to the Company’s financial statements) represent CEMEX’s groups of cash-generating units to which goodwill has been allocated for purposes of testing goodwill for impairment. Correspondingly, each of CEMEX’s geographic operating segments is comprised of CEMEX’s operations in a country. Each country or operating segment is, in turn, comprised of a lower level of cash-generating units, which are not larger than an operating segment, identified by CEMEX as geographical zones within the country in which all main business activities are conducted, i.e. the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials, as applicable. For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. In order to arrive at these conclusions, CEMEX evaluated: a) that after the acquisition, goodwill is allocated at the level of the reportable operating segment and represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes and reflects the way CEMEX manages its operations and allocates resources; b) that the cash-generating units that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information systems; d) the homogeneous nature of the items produced and traded in each cash-generating unit, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic operating segment and not on the particular results of the components. Considering materiality for disclosure purposes, in note 14A to the Company’s financial statements, certain balances of goodwill were presented for Rest of Northern Europe or Rest of South America and the Caribbean, but does not represent that goodwill was tested at a level higher than for operations in an individual country.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the long-term growth rates applied. CEMEX’s cash flow projections to determine the value in use of its cash-generating units consider the use of long-term economic assumptions. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering, among other factors that: a) the cost of capital reflects current risks and volatility in the markets; and b) the cost of debt represents the average of industry specific interest rates observed in recent transactions. In addition, the other key assumptions used in CEMEX’s analysis of its cash-generating units, not including the discount rate and the long-term growth rates, are volume and price increases by main product during the projected periods. Operating costs and expenses during all periods are maintained as a fixed percent of revenues considering historical performance. CEMEX’s projected increases in volumes during the projected periods are mainly derived from forecasts of external sources, occasionally adjusted based on CEMEX’s actual backlog, experience and judgment considering its concentration in certain sectors. Price increases generally reflect projected inflation in the respective country.

During the last quarter of 2011 and 2010, CEMEX performed its annual goodwill impairment test. Based on these analyses, in 2011 and 2010, CEMEX determined impairment losses of goodwill for approximately Ps145 (US$12) and Ps189 (US$15), respectively, associated with CEMEX’s groups of cash-generating units to which goodwill has been allocated in Latvia in 2011 and Puerto Rico in 2010, in both cases representing 100% of the goodwill balance associated with such countries. The estimated impairment losses are mainly attributable to market dynamics in these countries and their position in their business economic cycle. In both countries, their net book value exceeded their respective recoverable amount.

In 2011 and 2010, CEMEX’s pre-tax discount rates and growth rates in perpetuity used to determine the discounted cash flows in the cash-generating units to which the main goodwill balances has been allocated, were as follows:

	Discount rates		Growth rates
Groups of cash-generating units	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
United States	10.7%	10.0%	2.5%	2.5%
Spain	12.0%	11.2%	2.5%	2.5%
Mexico	11.4%	11.0%	2.5%	2.5%
Colombia	11.6%	11.1%	2.5%	2.5%
France	11.5%	10.7%	2.5%	2.5%
United Arab Emirates	13.9%	11.7%	2.5%	2.5%
United Kingdom	11.0%	10.7%	2.5%	2.5%
Egypt	13.0%	11.9%	2.5%	2.5%
Range of discount rates in other countries	11.8% – 14.0%	10.5% – 14.9%	2.5%	2.5%

In connection with CEMEX’s assumptions included in the table above, as of December 31, 2011 and 2010, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of cash-generating units to which goodwill has been allocated with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent decrease of 1% in the perpetual growth rate. Except for those groups of cash-generating units to which goodwill has been allocated that experienced impairment losses described above, in any of the sensitivity analyses the carrying amount of the groups of cash-generating units to which goodwill has been allocated exceeded their recoverable amount.

During 2011 and 2010, CEMEX has experienced a significant decline in its market capitalization with respect to prior levels due to the following factors: a) the United States construction industry has experienced a two and a half year “slump” that has significantly affected CEMEX’s operations in such country and consequently its overall generation of cash flows; b) CEMEX’s significant amount of consolidated debt and its operations under the financing agreement has also significantly affected CEMEX’s valuation, considering the high uncertainty perceived by stakeholders regarding CEMEX’s odds of successfully achieving a new refinancing of its debt with its main creditors; and c) CEMEX believes there is an effect on its market capitalization due to the transfer of capital from variable income securities in developing countries to fixed income securities in countries such as the United States and Germany.

Goodwill allocated to the United States accounts for approximately 77% of CEMEX’s total amount of consolidated goodwill as of December 31, 2011. In connection with CEMEX’s determination of value in use relative to the United States operating segment at December 31, 2011, CEMEX has considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of our investment in the United States, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in our operations in the United States, such as the 7% and 3% increase in 2011 of ready-mix concrete volumes and prices, respectively, which are key drivers for cement consumption and CEMEX’s profitability, and which such trends have continued during early 2012, as anticipated in CEMEX’s cash flow projections.

In addition, as mentioned above, CEMEX performed a reasonableness test of the estimated value in use by performing a sensitivity analysis on key cash flow assumptions, such as growth rates and discount rates, and has also performed cross-checks of the reasonableness of such significant assumptions by comparing against competitors in the same industry and geographic markets. As of December 31, 2011, CEMEX also estimated the recoverable amount by using the method of multiples of Operating EBITDA and compared the overall results. In order to arrive at these multiples, which represent a reasonableness check of CEMEX’s discounted cash flow model, CEMEX determined a weighted average of multiples of Operating EBITDA observed for its main competitors. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of cash-generating units.

Based on the above, considering variables that were verified for reasonableness with information generated by external sources, to the extent available, the value in use of CEMEX’s groups of cash-generating units in the United States to which goodwill has been allocated exceeded the respective carrying amount for goodwill impairment test purposes at December 31, 2011.

Note 18. Income Taxes, page F-66

Note 18B). Deferred Income Taxes, page F-67

3.	We remind you that paragraphs 24, 34, and 56 of IAS 12 state that a deferred tax asset should only be recognized to the extent that it is probable that sufficient taxable profit will be available to allow for the benefit of that deferred tax asset to be utilized. In this regard, it would appear that the deferred tax asset amount rather than a separate valuation allowance would reflect any amounts for which it is not probable that sufficient taxable profit will be available. Please advise what consideration was given to these paragraphs of IAS 12 in the accounting for and presentation of your deferred tax assets.

RESPONSE: The Company hereby confirms that the balances of its deferred tax assets and liabilities recognized in the Company’s financial statements were determined in compliance with IAS 12. Nonetheless, for disclosure purposes in the table of deferred tax assets and liabilities in note 18B to the Company’s financial statements, the Company concluded that it would be beneficial for readers to see the gross amount of deferred tax assets (recognized and unrecognized) and the amount of the reduction due to unavailable future taxable income (the valuation allowance). The Company also considered it meaningful information to present a separate table showing the roll forward of such valuation allowance for each period presented. As a result, the net amount equals the recognized deferred tax asset in compliance with IAS 12.

However, the Company notes the Staff’s comment and confirms that the Company will modify its disclosure and present only the recognized deferred tax assets that are expected to be recovered, net of any valuation allowance reducing the asset directly, in its future filings. Considering the Company’s previous responses of July 9 and August 13, the Company’s disclosure in future filings in connection with deferred income taxes will be modified as presented below. For the Staff’s ease of reference, new wording is underlined:

ACCOUNTING POLICY

O)	INCOME TAXES (note 18)

Based on IAS 12, Income taxes (“IAS 12”), the effects reflected in the statements of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carryforwards as well as other recoverable taxes and tax credits, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income taxes for the period represent the difference between balances of deferred income at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is not considered probable that the related tax benefit will be realized. In conducting such assessment, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other deferred tax asset, CEMEX would not recognize such deferred tax assets. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

18B)	DEFERRED INCOME TAXES

The main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	December 31, 2011		December 31, 2010
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	34,826	33,898
Accounts payable and accrued expenses		9,643	10,313
Intangible assets and deferred charges, net		14,992	15,588
Others		534	481

Total deferred tax assets		59,995	60,280
Deferred tax liabilities:
Property, machinery and equipment		(41,165)	(42,627)
Investments and other assets		(2,469)	(2,836)
Others		(3,366)	(3,309)

Total deferred tax liabilities		(47,000)	(48,772)

Net deferred tax asset	Ps	12,995	11,508

The breakdown of changes in consolidated deferred income taxes during 2011 and 2010 were as follows:

	2011		2010
Deferred income tax charged to the statements of operations	Ps	2,129	2,628
Deferred income tax in stockholders’ equity		159	1,467
Reclassification to other captions in the balance sheet		(801)	(1,631)

Change in deferred income tax for the period	Ps	1,487	2,464

Current and/or deferred income tax relative to items of other comprehensive loss during 2011 and 2010 were as follows:

	2011		2010
Tax effects relative to foreign exchange fluctuations from debt (note 19B)	Ps	3,391	(566)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 19B)		1,424	5,449
Tax effects relative to actuarial gains and losses (note 19B)		343	392
Other effects		(184)	1,075

	Ps	4,974	6,350

For the recognition of deferred tax assets, CEMEX analyzes (i) the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards, and (ii) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset or it would not be able to use a tax loss carryforward before its expiration, it would decrease such deferred tax asset, resulting in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies and future reversals of existing temporary differences. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

As a result, CEMEX concluded that the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. As of December 31, 2011, CEMEX’s tax loss carryforwards for which deferred tax assets have been recognized expire as follows:

(Millions of Mexican pesos)	Amount of carryforwards
2012	Ps	334
2013		615
2014		907
2015		1,166
2016 and thereafter		150,702

	Ps	153,724

In connection with CEMEX’s deferred tax loss carryforwards presented in the table above, as of December 31, 2011, in order to realize the benefits associated with such recognized deferred tax assets, before their expiration, CEMEX would need to generate approximately Ps153,724 million in consolidated pre-tax income in future periods. For the years ended December 31, 2011 and 2010, CEMEX has reported pre-tax losses on a worldwide consolidated basis. Nonetheless, as of December 31, 2011 and 2010, based on the same forecasts of future cash flows and operating results used by the Company’s management to allocate resources and evaluate performance in the countries in which the Company operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, the Company believes that it will recover the balance of its tax loss carryforwards for which deferred tax assets have been recognized before their expiration. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets, considering that the amount of taxable income required to recover CEMEX’s deferred tax assets over the next four years is not significant, and that approximately Ps150,702 out of the Ps153,724 of consolidated pre-tax income mentioned above would be required in 2016 and thereafter.

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer